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            UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   Cadiz Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    127537108
           ----------------------------------------------------------
                                 (CUSIP Number)

                               Andrew Druch, Esq.
                                 ING Capital LLC
                           1325 Avenue of the Americas
                            New York, New York 10019
                                 (646) 424-6154
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 10, 2005
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 2 OF 13
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        ING Groep N.V.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (A) [ ] (B) [ ]
        Not Applicable

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        OO (See item #3)

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        The Netherlands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,968,954 (1)

      NUMBER OF      -----------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY
         EACH        -----------------------------------------------------------
      REPORTING         9       SOLE DISPOSITIVE POWER
        PERSON                  1,968,954 (1)
         WITH
                     -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          1,968,954 (1)

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% (2)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          HC

--------------------------------------------------------------------------------

----------
(1) This number includes (i) 1,911,665 shares of Cadiz Inc. Common Stock (ii) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (ii) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of warrants held by ING Capital LLC (See Item #3). ING Capital is an indirect subsidiary of ING Groep N.V.

(2) Based upon 10,324,330 shares of Cadiz Inc. Common Stock outstanding based on Cadiz Inc.'s Form 8-K report dated December 2, 2004, plus (x) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (y) 40,000 warrants exercisable by ING Capital LLC.

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 3 OF 13
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        ING Capital LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (A) [ ] (B) [ ]
        Not Applicable

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        OO (See Item #3)

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,968,954 (1)

      NUMBER OF      -----------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY
         EACH        -----------------------------------------------------------
      REPORTING         9       SOLE DISPOSITIVE POWER
        PERSON                  1,968,954 (1)
         WITH
                     -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          1,968,954 (1)

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% (2)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------------------------------------------------------------------------------

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 4 OF 13
-----------------------                                  -----------------------

INTRODUCTION

      This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed by ING Groep N.V. and ING Capital LLC with the Securities and Exchange Commission on February 14, 2003, as amended by Amendment No. 1 filed on February 2, 2004, with respect to the common stock, $.01 par value per share (the "Common Stock") of Cadiz Inc., a Delaware corporation ("Cadiz").

ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety with the following:

      This statement relates to (i) shares of Common Stock (ii) Series F Preferred Stock immediately convertible into Common Stock ("Series F Preferred Stock") and (iii) warrants with respect to the Common Stock exercisable 180 days from issuance and expiring 3 years from issuance ("Warrants" and, together with Common Stock and Series F Preferred Stock, the "Shares").

      The principal executive office of Cadiz is located at 777 S. Figueroa Street, Suite 4250, Los Angeles, CA 90017, United States of America.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. ("ING"), a limited liability company organized under the laws of The Netherlands, and ING Capital LLC ("ING Capital"), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING and ING Capital are sometimes referred to herein as "Reporting Persons".

      ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.

      ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands.

      99.93% of the ordinary shares of ING are owned by, and registered in the name of, Stichting ING Aandelen (the "Trust") a Netherlands Trust and the issuer of Bearer Depositary Receipts of ING Groep N.V.

      Other than the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.

      (c) The present principal occupation of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 5 OF 13
-----------------------                                  -----------------------

      (d) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of each of the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety with the following:

      The Shares which are the subject of this filing on Schedule 13D were issued in consideration for the origination of loans (and subsequent extensions and amendments to the terms thereof) (collectively, the "Lending Transactions") by ING Capital, formerly ING Baring (U.S.) Capital LLC, to Cadiz and were issued either (i) as warrants to purchase Common Stock of Cadiz, (ii) as Common Stock
(iii) as Series F Preferred Stock immediately convertible into Common Stock, or
(iv) in the form of units consisting of (x) Common Stock and (y) warrants to purchase Common Stock.

      ING Capital initially held beneficial ownership of 3,811,864 shares comprised of (i) 136,864 shares of Common Stock, (ii) 2,425,000 warrants, exercisable immediately, to purchase Common Stock and (iii) 1,250,000 shares of common stock issuable upon conversion of the indebtedness of Cadiz Inc.(3)

      On December 15, 2003, Cadiz effectuated a 25-for-1 reverse split of its Common Stock. In addition, on December 15, 2003, Cadiz issued 100,000 shares of Series F Preferred Stock to ING Capital in connection with an amendment to terms of the Lending Transactions in exchange for the convertible debt of Cadiz held by ING Capital. (4) These shares of Series F Preferred Stock are immediately convertible into 1,728,955 shares of Common Stock. Pursuant to the Certificate of Designations governing the Series F Preferred Stock, the holders of a majority-in-interest of the Series F Preferred Stock have the right to nominate, and have seated, two persons to serve as directors of Cadiz. ING Capital is currently the sole holder of the Series F Preferred Stock. On January 30, 2004, ING Capital designated P.R. Burnaman II and Geoffrey W. Arens to serve as directors of Cadiz. On March 22, 2004, P.R. Burnaman II resigned as director of Cadiz. ING Capital nominated Gregory Ritchie to replace Mr. Burnaman upon Mr. Burnaman's resignation. Mr. Ritchie was appointed to the board of directors of Cadiz on March 23, 2004.

----------
(3) These shares were originally issued to Middenbank Curacao N.V., an indirect subsidiary of ING and an affiliate of ING Capital. As of January 31, 2003, all of such securities were transferred from Middenbank Curacao N.V. to ING Capital LLC. ING Groep N.V. does not directly hold any shares of Cadiz Inc.

(4) ING Capital initially held convertible indebtedness of Cadiz Inc. entitling ING Capital to receive 1,250,000 shares of common stock issuable upon conversion.

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 6 OF 13
-----------------------                                  -----------------------

      On December 23, 2003, ING Capital exercised 2,350,000 warrants (5) at $0.25 per share for a total of 94,000 shares of Common Stock of Cadiz.

      On December 2, 2004, ING Capital converted 99,000 shares of Series F Preferred Stock into 1,711,665 shares of Common Stock. In addition, on December 2, 2004, Cadiz issued 40,000 units to ING Capital for an aggregate consideration of $2,400,000. The units consist of 200,000 shares of Common Stock and 40,000 warrants. The warrants have an exercise price of $15 and are exercisable 180 days from issuance and expire 3 years from issuance.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety with the following:

      As noted above, the Shares which are the subject of this filing on
Schedule 13D were acquired from Cadiz in connection with the origination of loans (and subsequent extensions and amendments to the terms thereof) by ING Capital, formerly ING Baring (U.S.) Capital LLC.

      On February 11, 2003, in the course of a periodic management review of its various lending and investment activities, ING Capital concluded that, in light of the financial condition of Cadiz and the filing by Sun World International, Inc., one of Cadiz's material subsidiaries, for judicial protection from its creditors pursuant to Chapter 11 of the United States Bankruptcy Code, ING Capital may, in the future, utilize the rights afforded to it as a holder of Cadiz's equity securities, to maximize its potential recovery of, and return on, its investment.

      As noted under Item #3, the holders of the Series F Preferred Stock, voting as a single class, have the right to nominate, and have seated, two persons to serve as directors of Cadiz. ING Capital is currently the sole holder of the Series F Preferred Stock. On January 30, 2004, ING Capital nominated P.R. Burnaman II and Geoffrey W. Arens to serve as directors of Cadiz. On March 22, 2004, P.R. Burnaman II resigned as director of Cadiz. ING Capital nominated Gregory Ritchie to replace Mr. Burnaman upon Mr. Burnaman's resignation. Mr. Ritchie was appointed to the board of directors of Cadiz on March 23, 2004. Messrs. Ritchie and Arens will fulfill their fiduciary duties to Cadiz, its shareholders and those other constituencies to whom fiduciary duties are owed.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety with the following:

      (a) The total number of Shares that ING and ING Capital beneficially own is 1,968,954, which represents 19.0% of Cadiz's total outstanding Shares. Cadiz has (i) 10,324,330 (1) shares of common stock issued and outstanding (ii) 17,289 shares of Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock (2) and (iii) 40,000 warrants exercisable by ING Capital.

      (b) See items #7, #8, #9 and #10 on pages 2 and 3.

      (c) The following is a list of all purchases or sales of the Common Stock by the Reporting Persons within the past 60 days:

      (i) On December 2, 2004, Cadiz issued 40,000 units to ING Capital. The units consist of 200,000 shares of Common Stock and 40,000 warrants. The

----------
(5) 75,000 warrants expired on April 30, 2003.

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 7 OF 13
-----------------------                                  -----------------------

            warrants have an exercise price of $15 per share and are exercisable 180 days from the date of issuance and expire three (3) years from the date of issuance. The units issued were the subject of a Cadiz press release dated November 30, 2004.

      (ii) On December 2, 2004, ING Capital converted 99,000 shares of Series F Preferred Stock into 1,711,665 shares of Common Stock.

      (iii) On January 7, 2005, ING Capital sold 1,300 shares of Common Stock in open market transactions pursuant to Rule 144 at a price of $12.75 per share. These shares are the subject of a Form 144 filed with the Securities and Exchange Commission on December 23, 2004.

      (iv) On January 11, 2005, ING Capital sold 9,200 shares of Common Stock in open market transactions pursuant to Rule 144 at a price of $12.75 per share. These shares are the subject of a Form 144 filed with the Securities and Exchange Commission on December 23, 2004.

      (v) On January 24, 2005, ING Capital sold 9,000 shares of Common Stock in open market transactions pursuant to Rule 144 at a price of $13.11 per share. These shares are the subject of a Form 144 filed with the Securities and Exchange Commission on December 23, 2004.

      (vi) On January 25, 2005, ING Capital sold 4,000 shares of Common Stock in open market transactions pursuant to Rule 144 at a price of $13.50 per share. These shares are the subject of a Form 144 filed with the Securities and Exchange Commission on December 23, 2004.

      (vii) On February 10, 2005, ING Capital sold 75,974 shares of Common Stock in open market transactions pursuant to Rule 144 at a price of $12.97 per share. These shares are the subject of a Form 144 filed with the Securities and Exchange Commission on December 23, 2004.

The above transactions were reported on Form 4s filed with the Securities and Exchange Commission on December 6, 2004, January 11, 2005, January 13, 2005, January 26, 2005, January 27, 2005, and February 14, 2005.

      (d) Except as set forth in this Amendment to Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares covered by this Amendment to Schedule 13D.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See items #3 and #4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Power of Attorney
      Exhibit 2: Joint Filing Agreement

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 8 OF 13
-----------------------                                  -----------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2005.

                                         ING GROEP N.V.


                                         By:  /s/ Huib D. ter Haar
                                              ----------------------------------
                                              Name:   Huib D. ter Haar
                                              Title:  Group Compliance Officer

                                         By:  /s/ Rein K. Pijpers
                                              ----------------------------------
                                              Name:   Rein K. Pijpers
                                              Title:  Assistant General Counsel

                                         ING CAPITAL LLC


                                         By:  /s/ Huib D. ter Haar
                                              ----------------------------------
                                              Name:   Huib D. ter Haar
                                              Title:  Attorney-in-fact

                                         By:  /s/ Rein K. Pijpers
                                              ----------------------------------
                                              Name:   Rein K. Pijpers
                                              Title:  Attorney-in-fact

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                      PAGE 9 OF 13
-----------------------                                  -----------------------

Annex 1

         DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, EXECUTIVE
         OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V.,
        MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V AND MEMBERS OF
                THE MANAGEMENT BOARD OF STICHTING ING AANDELEN.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC ("ING Capital"), each member of the Supervisory Board of ING Groep N.V. ("ING"), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting ING Aandelen, (formerly known as Stichting Administratiekantoor ING Groep, the "Trust"), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust and each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital.

ING GROEP N.V.

     NAME, POSITION WITH                                    PRESENT PRINCIPAL
ING GROEP N.V. AND CITIZENSHIP                          OCCUPATION OR EMPLOYMENT
Michel Tilmant,                         Chairman of the Executive Board since April 27, 2004.
Chairman of Executive Board             Vice-Chairman of the Executive Board since May 2, 2002,
Belgian                                 and member of the Executive Board since May 8, 1998.

Cees Maas,                              Chief Financial Officer since 1996, Vice-Chairman of the
Member of Executive Board               Executive Board since April 27, 2004 and member of the
                                        Executive Board since 1992.

Frederick Hubbell,                      Member of the Executive Board since May 2, 2002.
Member of Executive Board
American

Eric Boyer de la Giroday,               Member of the Executive Board since April 27, 2004.
Member of Executive Board
Belgian

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                     PAGE 10 OF 13
-----------------------                                  -----------------------

Hans Verkoren,                          Member of the Executive Board since April 27, 2004.
Member of Executive Board

Eli Leenaars,                           Member of the Executive Board since April 27, 2004.
Member of Executive Board

Alexander Rinnooy Kan,                  Member of the Executive Board since September 1996.
Member of Executive Board

Cor Herkstroter,                        Chairman of the Supervisory Board since May 1999 and
Chairman of Supervisory Board           member since May 1998.

Luella Gross Goldberg,                  Member of Supervisory Board since April 2001.
Member of the Supervisory Board
American

Paul van der Heijden,                   Member of the Supervisory Board since May 1995. Rector
Member of the Supervisory Board         Magnificus and Professor of Labor Law and Industrial
                                        Relations at the University of Amsterdam

Adrianus Gerardus Jacobs,               Member of the Supervisory Board since June 1998.
Member of Supervisory Board

Godfried van der Lugt                   Member of the Supervisory Board since April 2001.
Member of Supervisory Board

Paul Baron de Meester,                  Member of the Supervisory Board since May 1998.
Member of Supervisory Board
Belgian

Willem Kok,                             Member of the Supervisory Board since April 2003.
Member of Supervisory Board

Klaus Dieter Hoffman,                   Member of Supervisory Board since April 2003.
Member of the Supervisory Board
German

Jan Timmer,                             Member of the Supervisory Board since October 1996.
Member of Supervisory Board


Karel Vuursteen                         Member of the Supervisory Board since April 2002.
Member of the Supervisory Board

Eric Bourdais de Charbonniere,          Member of the Supervisory Board since April 2004.
Member of Supervisory Board
French

-----------------------                                  -----------------------
CUSIP NO. 127537108               SCHEDULE 13D                     PAGE 11 OF 13
-----------------------                                  -----------------------

ING CAPITAL LLC

                                             PRESENT PRINCIPAL OCCUPATION OR
NAME AND CITIZENSHIP                                   EMPLOYMENT
David Hudson                            President and Chief Executive Officer (6)

John Egan                               Chief Financial Officer (6)

John Cirrito                            Senior Managing Director and Chief Operating
                                        Officer (6)

Andrew Druch                            General Counsel, Secretary and
                                        Managing Director (6)

Stichting ING Aandelen

NAME, POSITION WITH THE                      PRESENT PRINCIPAL OCCUPATION
 TRUST AND CITIZENSHIP                                    OR
                                                      EMPLOYMENT
Ton Risseeuw                            Chairman since October, 26 2004, Member
Chairman                                since August 1, 2001.

Ton Regtuijt                            Member since May 12, 1996.
Member

Huib Blaisse                            Member since December 1, 1999.
Member

Jan Veraart                             Member since August 1, 2001.
Member

Paul Fentrop
Member                                  Member since July 1, 2004.

----------
(6) Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.